
05009279

4/27

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Omega Project Holdings Co Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS


PROCESSED
JUN 29 2005
THOMSON
FINANCIAL

FILE NO. 82- 5030 FISCAL YEAR 3-31-05

• Complete for initial submissions only ** *Please note name and address changes*

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OICF/BY: dlw

DAT : 6/27/05

June 9, 2005

Toyoyuki Yokohama (CEO)
Omega Project Holdings Co., Ltd.
4-20-3 Ebisu, Shibuya-ku, Tokyo

To our shareholders:

Notice of the 30th Ordinary General Meeting of Shareholders

You are cordially invited to attend our 30th Ordinary General Meeting of Shareholders. **Please note: if you are unable to attend the meeting on that day, please review the attached reference materials described below and indicate your approval or disapproval of the proposals on the enclosed exercise of voting rights form, then sign and return it.**

1. Date — 10 A.M., Friday, June 24, 2005
2. Venue — Ivy Hall, Aogaku Kaikan, Level B2, Saffron Room
   4-4-25 Shibuya, Shibuya-ku, Tokyo
   (See enclosed materials for further details about location)
3. Agenda of the Meeting

Matters to be reported on	1. 30th Period (from April 1, 2004 to March 31, 2005) Reports on the consolidated balance sheet and consolidated income statement as well as reports on the results of consolidated financial statements by the accounts auditor and the board of corporate auditors. 2. 30th Period (from April 1, 2004 to March 31, 2005) Reports on the business report, balance sheet, and profit and loss statement.
Matters to be voted upon	
Proposal 1	Approval for proposed processing of losses in 30th period
Proposal 2	Partial changes to articles of incorporation A summary of the proposal is described in "Reference documents concerning the exercise of voting rights" (pages 33-34)
Proposal 3	Appointment of two directors
Proposal 4	Appointment of one auditor

(Important) Please present the enclosed exercise of voting rights form to the venue reception on the day of the General Meeting of Shareholders.

Appended Papers

Business Report

30th Period (from April 1, 2004 to March 31, 2005)

I. Business conditions

1. Progress and results of the Group's business and issues to be handled

(1) Business progress and results

Against a background of sluggish global economic activity due to successive terrorism and steep rises in oil prices, Japan's economy in this consolidated fiscal year showed signs of mild recovery in some sectors, but with the employment and consumption environments remaining unchanged, actual conditions continued to be harsh.

Under these conditions, our Group has recognized the importance of strengthening our financial foundations and reconstructing our operations in order to actively respond to the rapidly transforming entertainment industry, and we have pushed forward in these areas over the past two financial periods.

As a result, in this period, our company advanced with the complete payment of interest-bearing debts and broadening of our operating base with motion-picture and record related businesses and investment businesses as core businesses. Moreover, in line with the extraordinary general meeting of shareholders held on February 25, 2005, we put our financial foundations on a sound footing by wiping out our deficit and reviewed our plan to transition to a holding company system.

Among these changes, as of May 31, 2004, the O&Z Project Co., Ltd, and as of November 1, 2004, the Korean movie production company Basara Pictures Co., Ltd and Omega Pictures Co., Ltd (Korea) have been made consolidated subsidiaries of our group, and as of December 1, 2004, Saboten Park And Resort Inc has become a company subject to the equity method.

In this period, we aimed to stabilize our operations in the motion-picture and record related businesses in such ways as making additional allowances for doubtful accounts receivable from customers in the previous period, and making allocations for estimates of appraisal losses in relation to overseas motion pictures, in order to do our utmost to avoid a range of risks originating in medium to long-term debt burdens and the length of production periods.

Additionally, our group is striving towards achieving a speedy profit recovery and stabilization in the motion-picture business by broadening our operating base to further develop our core motion-picture operations in Asia into the future and by fully taking into account the special high-risk, high-return nature of the industry.

Furthermore, merger and acquisition-related investments were pursued in our investment operations with the main targets being projects and operations of content funds that incorporate motion-picture production and financing, as well as facilities and businesses having asset values in areas such as leisure, and publicly traded companies with potential for business development offered by a synergy effect with our company's motion-picture and recording businesses. Our investment in Saboten Park And Resort Inc is linked to these operations, with this company now being commissioned to operate the Izu Shaboten Zoo, Izu Kogen Grand Park, and Izu Marine Life Park (which are due to be renamed in July this year).

On the other hand, in the financial area, our company continued with efforts from the previous period to cut down on bank-borrowed funds. With the objective of improving and bolstering our financial standing and procuring working capital accompanying reconstruction of our operations, self-financing was implemented by issuing new shares in August 2004 with Union Holdings Co., Ltd as the party of allocation, and new share reservation rights were issued with Targee Investments Co., Smoke Signal Co., and Starmax Co. as the parties of allocation. And in order to accomplish measures to reconstruct our operations, a capital increase through allotment to third parties was carried out in January 2005 with J-Cal Partners Co., J-Toshi Jigyou Kumiai, Broad Media Holdings Limited, and Suite Capital Offshore Limited as the parties of allocation. As a result, although the balance of our interest-bearing debts at the end of March 2005 was approximately 2.2 billion yen, this has been fully paid as of January 28, 2005.

A business strategy of our group has been to advance an administrative system structure having maneuverability and competitiveness as a corporate strategy in business development, and furthermore, to advance the construction of our holding company system in order to increase our corporate value and the value of our shares, and to build up a corporate group that is robust and acclaimed in the market.

Initially we aimed for an organizational structure based on share transfer, but adjustment of the share transfers experienced rough sailing in this period just as the strengthening of our financial foundations and business reconstruction measures were about to achieve fruition, and a thoroughgoing review of our transfer plans was carried out at our extraordinary general meeting of shareholders on February 25, 2005, resulting in moves to advance the construction of our holding company system at an early stage.

We believe that by taking the form of a holding company, group administration will become possible for our motion-picture production operations that respects the unique characteristics of enterprises in our creative group, and be able to actively develop business linked to markets in Asian countries as well as business that is at the forefront of changing eras. Furthermore, in regard to our investment operations, we believe that we can advance the broadening of a business base and strengthen our earning power by actively taking up as subsidiaries businesses with asset values and listed companies with good potential for synergy while ascertaining changes in the market environment.

As a result of the above, our performance in this consolidated accounting year was sales of 1,539,000,000 yen (a decrease of 18.8% compared to the previous period), an operating loss of 938,000,000 yen, and a recurrent loss of 902,000,000 yen, with a recurrent net loss of 722,000,000 yen.

The following is a report on sales conditions for each business sector.

Sales performance according to business sector

Business sector \ Period		This consolidated fiscal period (April 1, 2004 to March 31, 2005)		Previous consolidated fiscal period (April 1, 2003 to March 31, 2004)		Percentage increase/decrease compared to previous period
		Amount	Composition ratio	Amount	Composition ratio	
		Million Yen	%	Million Yen	%	%
Video & record related business	Income from film distribution rights & recording rights	227	14.8	141	7.4	60.9% increase
	Income from film and recording production contracts	700	45.5	1,012	53.4	30.8% decrease
	Subtotal	928	60.3	1,154	60.8	19.6% decrease
Investment business		600	38.9	—	—	—
Mobile net business		—	—	255	13.5	—
Other	Real estate business	11	0.8	33	1.8	65.5% decrease
	Other	—	—	453	23.9	—
	Subtotal	11	0.8	486	25.7	97.6% decrease
Total		1,539	100.0	1,896	100.0	18.8% decrease

(Note) Amounts of less than one million yen are omitted.

The following is a description of business conditions in each business sector.

Motion-picture and record related businesses

Key areas in our motion-picture and record related businesses up until now have been the buying and selling of rights such as distribution rights, video/DVD production and sales rights, and TV broadcasting rights of overseas motion-picture works including the USA, Europe, and Asia. However, due to a partial withdrawal in February 2003 from the buying and selling of copyrights to overseas motion-picture versions, we have moved forward with the selling off of the motion picture copyrights in our possession in order to achieve a sweep out of our stock from the previous period and reformed our operations to establish business focusing on motion picture production in Japan. In this period, sales related to our motion-picture and record related business, including overseas, was 928,000,000 yen (a decrease of 19.6% compared to the previous period).

Investment business

In our investment business, which was added as a new segment in this period, our principle operations focused on investing in the planning and production of content funds advancing on from the previous period and linked to our operational reform, as well as businesses having asset values and listed companies. In this period, we partook in investment and management participation in Saboten Park And Resort Inc, which is operating businesses such as the Izu Shaboten Zoo, and we also obtained common shares in the Funabashi Country Club company as securities for temporary operating capital, a portion of which were resold during this period. As a result, sales for this sector were 600,000,000 yen (-- compared to the previous period).

Other

In our real estate operations, a turnover of 11 million yen (down 65.5% compared to the previous year) was gained by rent income from real estate properties owned by this company.

(2) Issues to be handled by our Group

At the completion of our early transition to a holding company system and in the entertainment industry, it is an important issue that we strive to achieve a resurgence in allotments to our shareholders by speedily constructing our corporate group to have both the vitality and maneuverability capable of responding to sudden changes.

Specifically, we recognize the following items as issues to be addressed in the fiscal period from March 2006.

(1) To increase the corporate value of our entire group and bring about an accelerated completion of an organization capable of responding flexibly to changes by building a foundation for our holding company system and carrying out management for our entire group.

(2) To strengthen our financial position by advancing the strengthening of content fund management and actively carrying out risk reduction in order to recognize the particular risks involved in producing motion pictures and to enable mid to long term fund management without relying on bank loans.

(3) To newly accumulate operational management know-how in leisure businesses having strong affinity with entertainment in our investment operations, to achieve profitability, and establish a mainstay of future income.

Specific items to work toward

(1) We believe that by carrying out group management based on a holding company system in the new fiscal year, we will be able to respond to changes in the ever-rapidly changing entertainment industry while respecting the unique characteristics of our enterprise as a creative group, as well as actively and strategically develop our business in alignment with industries offering synergism.

(2) While in our motion picture operations we will be moving forward focusing on Asia including Japan, Korea, and China, it is our desire to move forward by managing and reducing risks based on a sound understanding of the special high-risk, high-return nature of the industry. Furthermore, we are aiming to reinforce our financial position and achieve effective operation based on surplus funds.

(3) In our investment operations, it is our belief that we can broaden our business base and strengthen our earning power by actively taking up and investing in subsidiaries businesses with asset values and listed companies with good potential for synergy while ascertaining changes in the market environment. In this period, we carried out investment and commissioned management with respect to Saboten Park And Resort Inc as of December

1, 2004 and with this as our first entry into the business of merger and acquisition investment, we are pushing forward to improved profitability and operational stability.

2. Plant and equipment investment in our corporate group

No relevant item to report here.

3. Capital procurement in our corporate group

An outline of our capital increase through allotment to third parties as of August 28, 2004 is shown below.

(1) No. of shares issued — Common shares: 13,000,000 shares

(2) Total issuing price — 507,000,000 yen

(3) Total capitalization amount — 260,000,000 yen

(4) Allocation parties and number of shares allocated

Union Holdings Co., Ltd. — 13,000,000 shares

On August 27, 2004, new share reservation rights were issued for allocation to third parties under the conditions shown below.

(1) Total no. of new share reservation rights: 6,000 (10,000 shares per right)

(2) Total issuing price of new share reservation rights: 180,000,000 yen

(3) Issuing price: 30,000 yen per right (three yen per share)

(4) Exercise price: 39 yen per share or value calculated based on current value

(5) Issuing price of shares issued due to exercise of new share reservation rights:

42 yen per share

(6) Capitalization amount: 21 yen per share

(7) Exercise period: from August 30, 2004 to August 29, 2005

(8) Allocation parties and number of shares allocated

Smoke Signal Co., Ltd: 3,000 shares

Targhee Investments: 1,800 shares

Starmax Co., Ltd: 1,200 shares

(Note) The 1,800 shares allocated to Targhee Investments were transferred to Starmax Co., Ltd on December 24, 2004.

An outline of our capital increase through allotment to third parties as of January 13, 2005 is shown below.

(1) No. of shares issued — Common shares 88,000,000 shares

(2) Total issuing price — 2,024,000,000 yen

(3) Total capitalization amount — 1,056,000,000 yen

(4) Allocation parties and number of shares allocated

J-Cal Partners, Ltd.	43,000,000 shares
J-Toshi Jigyou Kumiai	22,000,000 shares
Broad Media Holdings Limited	14,000,000 shares
Suite Capital Offshore Limited	9,000,000 shares

4. Trends in business results and assets of our corporate group and consolidated financial statement drafting companies

(1) Trends in business results and assets of our corporate group

Division \ Fiscal year	27th Period (April 1, 2001 to March 31, 2002)	28th Period (April 1, 2002 to March 31, 2003)	29th Period (April 1, 2003 to March 31, 2004)	30th Period (Current period) (April 1, 2004 to March 31, 2005)
Sales (Million Yen)	21,817	9,151	1,896	1,539
Ordinary profit or ordinary loss (△) (Million yen)	514	△3,216	△ 2,827	△ 902
Current net profit or current net loss (△) (Million yen)	356	△6,122	△11,232	△ 722
Net profit per share or net loss per share this period (△) (Yen)	5.22	△75.10	△ 52.91	△ 1.73
Total assets (Million yen)	26,676	13,840	5,080	6,279
Net assets (Million yen)	10,573	8,128	1,967	5,456
Net assets per share (yen)	143.80	55.47	5.78	11.04

(Note) 1. Amounts of less than one million yen are omitted in listed figures (except for and net assets per share).

2. Net profit per share this period and net loss per share this period are calculated based on an average of the total issued shares during this period, and net assets per share are calculated based on the total number of shares issued at the close of the period. Note that these are calculated based on a number of shares in which treasury shares are deducted.

3. Corporate Financial Accounting Standard No. 2, "Accounting Standard for Earnings per Share," and the Corporate Financial Accounting Standards Implementation Guidance No. 4, "Implementation Guidance for the Accounting Standard for Earnings per Share" have been adopted since the 28th period to calculate the figures for net loss per share and net assets per share.

(2) Trends in business results and assets of consolidated financial statement drafting companies

Division \ Fiscal year	27th Period (April 1, 2001 to March 31, 2002)	28th Period (April 1, 2002 to March 31, 2003)	29th Period (April 1, 2003 to March 31, 2004)	30th Period (Current period) (April 1, 2004 to March 31, 2005)
Sales(Million yen)	13,578	7,501	1,759	1,361
Ordinary profit or ordinary loss (△) (Million yen)	586	△3,236	△2,844	△ 900
Current profit or current loss (△) (Million yen)	280	△5,982	—	—
Recurrent net loss (Million yen)	—	—	11,232	721
Profit per share or loss per share this period(△) (yen)	4.11	△73.39	—	—
Recurrent net loss per share (yen)	—	—	52.90	1.73
Total assets (Million yen)	20,911	13,484	5,080	6,106
Net assets (Million yen)	10,236	8,127	1,967	5,465
Net assets per share (yen)	139.23	55.47	5.78	11.06

(Note) 1. Amounts of less than one million yen are omitted in listed figures (except for net profit per share, net loss per share, loss per share, and net assets per share).

2 Profit per share, loss per share, and net loss per share this period are calculated based on an average of the total issued shares during this period, and net assets per share are calculated based on the total number of shares issued at the close of the period. Note that these are calculated based on a number of shares in which treasury shares are deducted.

3. Corporate Financial Accounting Standard No. 2, "Accounting Standard for Earnings per Share," and the Corporate Financial Accounting Standards Implementation Guidance No. 4, "Implementation Guidance for the Accounting Standard for Earnings per Share" have been adopted since the 28th period to calculate the figures for loss per share, net loss per share, and net assets per share.

4. Since the 29th period, in accordance to "ministerial ordinance partially revising enforcement regulations for commercial law" (Ministry of Justice decree no. 7, February 28, 2003), the previous "current profit or current loss" and "profit per share/loss per share this period" are now shown as "net loss this period" and "recurrent net loss per share."

II. Company summary (As of March 31, 2005)

1. Main business areas of corporate group

   Our company develops general entertainment businesses centered on Japan and other parts of Asia principally focusing on motion-picture and record related businesses centered on the planning, production, investment, and trading of rights related to motion picture contents as well as planning, creating, and operating content funds with the object of producing motion picture contents.

2. Status of shares

   (1) Total no. of shares issued by company — 1,000,000,000 shares

   (2) Total no. of outstanding shares — 494,067,832 shares

   (3) Shares issued in this period

Division	No. of shares issued	Capital raised
Conversion of convertible debentures (Note 1)	46,428,571 shares	650,000,000 yen
Allocation of new shares to third parties (Note 2)	13,000,000 shares	260,000,000 yen
Exercise of new share reservation rights (Note 3)	6,490,000 shares	136,290,000 yen
Allocation of new shares to third parties (Note 4)	88,000,000 shares	1,056,000,000 yen
Total	153,918,571 shares	2,102,290,000 yen

(Note) 1. Due to conversion of second unsecured convertible debentures issued on August 27, 2001, shares increased to 46,428,571 shares.
2. Due to the issuance of new shares allotted to third parties implemented on August 28, 2004, shares increased to 13,000,000 shares.
3. Due to the exercise of new share reservation rights allotted to third parties issued on August 27, 2004, shares increased to 6,490,000 shares.
4. Due to the issuance of new shares allotted to third parties implemented on January 13, 2005, shares increased to 88,000,000 shares.

   (4) No. of shareholders — 20,396 shareholders

(5) Large shareholders

Shareholder name	Investment in this company		Investment in large shareholder by this company	
	No. of shares held	Investment ratio	No. of shares held	Investment ratio
	(thousand shares)	%	(thousand shares)	%
Japan General Co., Ltd	10,340	2.09	—	—
Koji Asai	9,600	1.94	—	—
Osaka Securities Finance Co., Ltd	8,980	1.82	—	—
J-Toshi Jigyou Kumiai	6,836	1.38	—	—
Union Holdings Co., Ltd.	6,540	1.32	559	0.46
Keiko Moritani	4,650	0.94	—	—
Commerzbank South East Asia Limited	4,458	0.90	—	—
IBA Asia Securities Ltd Client Account	4,000	0.81	—	—
Jyosaku Mizuta	3,944	0.80	—	—
Masatoshi Enomoto	3,230	0.65	—	—

3. New share reservation rights

(1) Currently issued new share reservation rights

Classification	Allocation of new share reservation rights to third parties	New share reservation rights (stock options) issued according to article 280-20 and 280-21 of the Commercial Code
Date of general meeting of shareholders	—	February 25, 2005
Date of board of directors meeting	August 11, 2004	March 2, 2005
Number of new share reservation rights	5,351	16,000
Type of shares for purpose of new share reservation rights	Common shares	Common shares
Number of shares for purpose of new share reservation rights	53,510,000 shares	16,000,000 shares
Issuing price of new share reservation rights	3 yen per share	No compensation
Price paid per share when exercising new share reservation rights	24 yen per share (Note) Exercise price amended as of March 31, 2005	26 yen per share
Exercise period	From August 30, 2004 to August 29, 2005	From March 10, 2005 to March 9, 2010
Capitalization amount	Issuing price: 27 yen Capitalization amount: 14 yen (Note) Above prices amended in line with amendment to exercise price as of March 31, 2005	Issuing price: 26 yen Capitalization amount: 13 yen

(Note) The figures shown above for no. of shares etc. are figures prior to adjustment for share consolidation carried out on April 1, 2005.

(2) New share reservation rights issued to persons other than shareholders under particularly advantageous conditions

(1) Date of board of directors meeting
March 2, 2005

(2) Type and number of shares for purpose of new share reservation rights
Common shares: 16,000,000 shares

(3) Total number of new share reservation rights
16,000 shares (1,000 shares for object of one new share reservation right)

(4) Issuing price of new share reservation rights
No compensation

(5) Amount to be paid in the event of exercising new share reservation rights
26 yen per share

(6) Period of exercise of new share reservation rights
From March 10, 2005 to March 9, 2010

(7) Conditions of exercise of new share reservation rights

(A) At the time of exercising rights, a person to receive an allotment of new share reservation rights (hereinafter referred to as "person having new share reservation rights") must be positioned as a director, an executive, an auditor, an advisor, or an employee of this company or a company related to this company. However, there is no such limitation in the case of resigning due to the fulfillment of one's appointed term, compulsory retirement, permanent transfer, or other reason deemed reasonable.

(B) In the event of the death of a person having new share reservation rights during the exercise period, the inheritor of the person having new share reservation rights may inherit the new share reservation rights.

(C) Other conditions related to the exercise of rights are to be determined in the allocation contract for new share reservation rights.

(8) Grounds and conditions for cancellation of new share reservation rights

(A) In the event of being unable to exercise new share reservation rights due to not meeting the conditions of exercise established in clause 7 above, the company may cancel the new share reservation rights without compensation.

(B) In the event of the approval of an agreement of amalgamation by which the company will become dissolved, or when a proposal to approve a share exchange agreement by which the company will become a wholly owned subsidiary or a proposal for share transfer is approved at a general meeting of shareholders, the company may cancel the new share reservation rights without compensation.

(C) Additionally, the company may obtain new share reservation rights in accordance with a board of directors meeting at any time and cancel these new share reservation rights without compensation.

(9) Restrictions on transferring new share reservation rights

Approval at a board of directors meeting is required to transfer new share reservation rights.

(10) Advantageous issuance of new share reservation rights

New share reservation rights are gratuitously issued to directors, executives, auditors, and employees of this company.

(11) Name and number of new share reservation rights allotted by persons receiving an allotment of new share reservation rights

(A) Name or title of persons other then specified employees who have received allotments and number of new share reservation rights received

Position or occupation	Name or title	Number of new share reservation rights
Company CEO	Toyoyuki Yokohama	6,650
Company director	Yoshiaki Kondo	800
Company director	Kim Minki	300
Company outside director	Masaaki Aoshima	300
Company director	Koji Suzuki	300
Company outside director	Ayako Matsuzawa	300
Company outside director	Yoshiki Yamada	300
Company auditor	Yoshihide Furubiki	300
Company auditor	Takaya Kawada	200
Company auditor	Takashi Funazaki	100

(B) Name of specified employees who have received allotments and number of new share reservation rights received (top 11 places)

Division	Name	Number of new share reservation rights
Company executive	Koji Kamiya	800
Company executive	Yoshihiro Shingaki	200
Company employee	Toutetsu Murakami	800
Company employee	Yutaka Morohashi	700
Company employee	Takashi Sakamoto	500
Company employee	Ken Ono	500
Company employee	Yusuke Saito	500
Company employee	Masato Nagai	500
Company employee	Chiaki Ushimaru	300
Company employee	Masao Ishihara	250
Company employee	Midori Koiizuka	200

(C) Status of new share reservation rights issued to specified employees

Division	Company employee
Number of new share reservation rights	6,450
Type of shares	Common shares
Number of shares	6,450,000 shares
Number of persons to whom shares given	23

Note that the figures shown above for (1) through (11) are figures prior to adjustment for share consolidation carried out on April 1, 2005.

4. Main lenders
   No relevant item to report here.

5. Place of business of corporate group
   Head office Shibuya-ku, Tokyo

6. Status of business combinations
   (1) Status of important subsidiary corporations

Company name	Capital	Percentage of voting rights held by our company	Main business areas
O&Z Project Co., Ltd	10,000,000 yen	50.0%	Developing, producing, and managing rights for motion picture-related software
Basara Pictures Co., Ltd	170,000,000 yen	50.0%	Developing, producing, and managing rights for motion picture-related software
Omega Pictures Co., Ltd (Korea)	3,420,000,000 Korean won	54.8%	Motion picture production, planning, distribution, and export/import business

(2) Status of important affiliated companies

Company name	Capital	Percentage of voting rights held by our company	Main business areas
Saboten Park and Resort Co., Ltd.	10,000,000 yen	33.0%	Commissioned management of theme parks, event planning etc.

(3) Process of business combinations

O&Z Project Co., Ltd, Basara Pictures Co., Ltd, and Omega Pictures Co., Ltd have been important subsidiaries in this period. Furthermore, having obtained 33.0% of shares of Saboten Park And Resort Inc as of December 1, 2004, it has become a company subject to the equity method.

(4) Results of business combinations

Consolidated subsidiaries of our company are the three important affiliated companies listed above. The company listed under important affiliated companies is a company subject to the equity method.

Consolidated sales in this period were 1,539,000,000 yen (a decrease of 18.8% compared to the previous period) and consolidated recurrent net loss was 722,000,000 yen.

7. Obtainment, disposal, and possession of treasury shares

(1) Obtained shares

Common shares	1,276 shares
Total obtained price	44,000 yen

(2) Disposed shares

Common shares	—
Total disposal price	—

(3) Shares held in fiscal term

Common shares	29,822 shares

8. Employees of our corporate group

Division	No. of employees	Compared to previous period (increase/decrease)	Average age	Average no. of years of continuous service
	People	People	Age	Age
Men	16	6 (Increase)	29.1	2.9
Women	11	8 (Increase)	26.8	2.5
Total or average	27	14 (Increase)	28.2	2.7

(Note) The main reasons for the increases are employment of new graduates in the company and an increase in subsidiary corporations during this period.

9. Directors and auditors

Position	Name	Area of responsibility or main occupation
Chairman of the board and president	Toyoyuki Yokohama	Director and CEO of Union Holdings Co., Ltd.
Director	Kim Minki (Note 2)	
Director	Masaaki Aoshima	Director of Trinity Japan Co., Ltd
Director	Yoshiaki Kondo	
Director	Koji Suzuki (Note 1)	
Director	Ayako Matsuzawa (Note 1)	Director of Basara Pictures Co., Ltd
Director	Yoshiki Yamada (Note 1)	Auditor of Construction Project Consultants, Inc.
Standing auditor	Kei Funazaki (Note 2)	
Auditor	Yoshihide Furubiki	Director of RAC, Inc.
Auditor	Takashi Kawada (Note 2)	Director of Flex Holdings Co., Ltd

Note 1. Directors denoted with "Note 1" were newly selected and appointed at the 29th ordinary general meeting of shareholders convened on June 29, 2004.

2. Directors and auditors denoted with "Note 2" were newly selected and appointed at the extraordinary general meeting of shareholders convened on February 25, 2005.
3. Directors Masaaki Aoshima and Yoshiki Yamada are outside directors stipulated by clause 2-7-2 of Commercial Code Law No. 188.
4. Auditors Kei Funazaki, Yoshihide Furuhiki, and Takeshi Kawada are external auditors stipulated by special clause 18-1 of Commercial Law No. 18 related to auditors of publicly traded companies.
5. Reassignment of directors and auditors in this period
   Kyoichi Miyazaki resigned as CEO and chairman at the board of directors meeting held on August 11, 2004 and resigned as director on November 26, 2004.
   Takeshi Kawada resigned as auditor at the completion of his term at the conclusion of the 29th ordinary general meeting of shareholders convened on June 29, 2004. Koyo Hongo resigned as auditor at the conclusion of the extraordinary general meeting of shareholders held on February 25, 2005.
6. Changes in responsibilities and main occupation of directors in this business period.
   As of January 27, 2005, CEO Toyoyuki Yokohama resigned as CEO and director of Phi Co., Ltd.
   As of June 25, 2004, director Ayako Matsuzawa resigned as director of Phi Co., Ltd.
7. Reassignment of directors subsequent to this fiscal term
   No relevant item to report here.
8. Our company is introducing an executive operating officer system and the executives at the end of this period are as shown below.
   Executive Koji Kamiya
   Executive Yoshihiro Shingaki

10. Remunerations paid to directors and auditors

7 directors	19,163,000 yen
3 auditors	5,505,000 yen

11. Remuneration to accounts auditor

(1) Total sum of remunerations to be paid to accounts auditor by this company and subsidiaries of our company

19,000,000 yen

(2) Total sum of remuneration from sum shown in (1) above to be paid to the accounts auditor by this company and subsidiaries of our company in accordance with article 2-1 (audit certification) of the Certified Public Accountants Law (Law no. 103, 1948). 19,000,000 yen

(3) Sum of remuneration as the accounts auditor of the total sum shown in (2) above to be paid to the accounts auditor by this company.

19,000,000 yen

(Note) The sum of auditors remunerations for auditing according to the Law for Special Provisions for the Commercial Code and for auditing according to securities and exchange laws are not divided in the auditing contract between our company and the accounts auditor and essentially cannot be divided, and therefore the monetary figure shown in (3) is the total of these amounts.

12. Important matters relating to conditions of our corporate group after the date of settlement

(1) On April 1, 2005, our company changed our trading name to "Omega Project Holdings Co., Ltd."

(2) At the extraordinary general meeting of shareholders held on February 25, 2005, the matter of share consolidation of 10 shares to 1 share was approved and as of April 1, 2005, the 494,067,832 shares issued current at March 31, 2005 where consolidated to 49,406,783 shares. Additionally, one trading unit of shares was changed from 1,000 shares to 100 shares.

(3) At the board of directors meeting held on April 7, 2005, our company voted to transfer all the shares of O&Z Project Co., Ltd as of April 7, 2005.

(4) At the board of directors meeting held on April 7, 2005, it was voted to establish Omega Project Co., Ltd on June 7, 2005 as a 100% invested consolidated subsidiary.

Company name	Omega Project Co., Ltd
Capitalization amount	100,000,000 yen
Fiscal term	March 31
Business areas	Developing, producing, managing rights for, and marketing motion picture-related software

Consolidated Balance Sheet

(As of March 31, 2005)

ASSETS		LIABILITIES	
Item	Amount	Item	Amount
	(Thousand yen)		(Thousand yen)
Current Assets	4,512,944	Current Liabilities	553,049
Cash and deposits	392,008	Accounts payable	130,968
Accounts receivable	1,116,088	Monies payable	132,154
Marketable securities for business investment	1,421,025	Short-term loans payable	8,912
Inventories	41,950	Corporate tax payable	16,402
Advance payments	964,761	Reserve for settlement of claims	60,000
Unpaid accounts	280,313	Other current liabilities	204,611
Other current assets	338,628	Fixed liabilities	133,259
Reserve for doubtful accounts	△ 41,831	Long-term loans	6,656
Fixed Assets	1,766,271	Reserve for employees' retirement benefits	5,599
Property and Equipments	4,480	Reserve for Directors' retirement benefits for service	19,617
Buildings	3,433	Deferred tax liabilities	87,843
Tools, equipment and fixtures	975	Other fixed liabilities	13,542
Others	71	Total Liabilities	686,308
Intangible Assets	125,049	Minor Shareholders' Equity	
Consolidated adjustment accounts	5,006	Minor Shareholders' Equity	136,532
Others	120,043	Shareholders' Equity	

Investments and Other Assets	1,636,741	Capital stock	1,000,000
Investment securities	941,361	Additional paid-in capital	5,057,033
Long-term loans receivable	943,871	Retained earnings	△ 722,284
Long term operating receivables	447,059	Unrealized gain on securities	128,041
Others	164,550	Unrealized gain on other marketable securities	128,041
Allowance for doubtful accounts	△ 860,102	Account for adjustment on exchange conversion	471
		Treasury stock	△ 6,886
		Total Shareholders' Equity	5,456,375
Total Assets	6,279,216	Total Liabilities, Minor Shareholders' Equity and Shareholders' Equity	6,279,216

(The figures stated above are rounded down to the nearest thousand yen.)

Consolidated Statement of Income and Loss

April 1, 2004 to March 31, 2005

Item	Amount	
	(Thousand)	(Thousand)
<<Ordinary Income and Expenses>>		
(Operating Income and Expenses)		
Operating income		
Sales		1,539,808
Operating Expenses		
Sales costs	1,827,871	
Trading costs and general administrative expenses	650,223	2,478,094
Operating losses		938,286
(Non-Operating Income and Expenses)		
Non-Operating Income		
Interest received	23,427	
Others	85,938	109,366
Non-Operating Expenses		
Interest payment	34,515	
Amortization costs for new share issue	12,740	
Others	26,285	73,542
Ordinary losses		902,462
<<Extraordinary income and losses>>		
Extraordinary income		
Income on sales of marketable investment securities	284,725	
Income on reversal of reserve for doubtful accounts	2,984,145	
Others	111,173	3,380,044
Extraordinary losses		
Loss on transfer of debts	3,160,198	
Others	40,975	3,201,174
Net loss prior to adjustment for taxes		723,592
Corporate tax, residence tax, enterprise tax		1,580
Loss for minor shareholders		2,888
Net loss for this fiscal period		722,284

(The figures stated above are rounded down to the nearest thousand yen.)

Significant accounting principles used in the preparation of these Consolidated Financial Statements

1. Scope of consolidation
   (1) Number of consolidated subsidiaries ······································ 3
   (Japan 2)
   (Overseas 1)
   Names of consolidated subsidiaries
   (Companies in Japan)
   O&Z Project Co., Ltd.
   Basara Pictures Co., Ltd.
   (Companies in overseas)
   Omega Pictures Co., Ltd. (Korea)
   Altered conditions
   (New) Additions resulting from share acquisitions companies 3
   (2) Non-consolidated subsidiaries ·· 0
2. Equity method applicable items
   No. of companies to which the equity method applies ································ 1
   Altered conditions
   (New)Company additions resulting from share acquisition 1
   Major affiliated companies to which the equity method applies.
   (Affiliated companies within Japan due to application of the equity method)
   Saboten Park Resort Co., Ltd. (Korea)
   Number of affiliated companies and non-consolidated subsidiaries to which the equity method does not apply ···0
3. Fiscal year for consolidated subsidiaries
   Within our consolidated subsidiaries, the accounts settlement date for Omega Pictures Co., Ltd. (Korea) is December 31. As the consolidated accounts settlement date is within three months from the date that this subsidiary's accounts were settled, these consolidated accounts have been prepared based on the financial statements issued by that subsidiary at the conclusion of its fiscal year. However these consolidated accounts are adjusted as necessary to take into account any important changes in business dealings that have occurred in the interim period between that subsidiary's account settlement date and the consolidated account settlement date.

Accounting Principles

1. Method of valuation and valuation standards for securities
   (1) Marketable securities
   Other marketable securities
   Marketable securities: —Marketable securities are stated at market value on the accounts settlement date. (The unrealized gains and losses are reported directly in shareholders' equity and cost is determined by the moving average method.)

Non-marketable securities: —Non-marketable securities are stated at cost determined by the moving average method.

(2) Derivatives

Market value method

(3) Inventories

Goods in process and image distribution rights are determined by the specific cost method. However in respect of image distribution rights, these are depreciated over a 12-month depreciation period from the time they are provided for business use using the sum of the years' digit method.

2. Depreciation method for fixed assets

(1) Tangible fixed assets

Depreciated using the declining balance method.

(2) Intangible fixed assets

Depreciated using the straight-line method.

Further software for company use is depreciated using the straight-line method over its use possible period within the company (3-5 years).

3. Reserve calculation standards

(1) Reserve for doubtful accounts

The reserve for doubtful accounts, in order to provide for irrecoverable loans, is in respect of ordinary loans calculated using the bad debt loss ratio. For loans specified as being doubtful accounts, the predicted irrecoverable amount is calculated based on the possibility of recovery for each individual loan.

(2) Reserve for settlement of claims

To provide for losses on claims determined based on the expected amount of loss.

(3) Reserve for retirement benefits

To provide retirement benefits for employees, based upon the forecast amount of retirement benefit's obligations at the end of the consolidated fiscal year determined by the amount deemed to have arisen in that fiscal year.

(4) Reserve for retirement allowance for Directors

To provide a retirement allowance to Directors for services, determined by the amount required to be paid at the end of the fiscal year pursuant to in-house regulations.

The reserve for retirement allowance for Directors is a reserve as stipulated under Article 43 of the Commercial Code Enforcement Regulations.

4. Income and expenses calculation standards

The amount of sales of marketable securities for business investment is the sale of marketable securities for business investment that have been purchased for the purpose of investment growth and is determined by dividends and interest received. The sale price is determined by the securities book value, fees paid and valuation loss.

5. Lease transactions

Financial lease transactions other than those where ownership of the leased property is transferred to the lessee are accounted for in accordance with the method applied to ordinary leases.

6. Accounting for hedges

Interest Rate Swaps

The gain or loss or unrealized gain or loss based on the market value when hedged is accounted for as assets or liabilities by the deferred accounting method until the hedged object gain or loss is realized.

7. Valuation of consolidated subsidiaries assets and liabilities

   In respect of valuation of consolidated subsidiaries assets and liabilities the total market value method is applied.

8. Amortization of consolidated adjustment accounts

   Amortization of consolidated adjustment accounts is as a general rule equal amortization over a 20-year period.

9. Accounting treatment for consumption tax

   Consumption tax is accounted for by the tax exclusive method.

Notes on the Consolidated Balance Sheet

1. Total amount of depreciation on tangible fixed assets ¥7,076,000
2. In addition to the fixed assets stated on the Balance Sheet, there is also OA equipment that is a fixed asset under lease.
3. Guarantee liabilities ¥211,138,000
4. Contingent liabilities
   (1) On May 23, 2002 in the Tokyo District Court, Igrec Corporation commenced proceedings in which our Company was named as defendant claiming payment in respect of the sale of television program broadcast airtime (Amount claimed approx. 59 million yen). This claim is presently being litigated.
   (2) On December 25, 2002 in the Tokyo District Court, Nihonbungeisha Co., Ltd. commenced proceedings in which our Company was named 'as defendant claiming compensation for damages related to a publishing agreement (Amount claimed approx. 22 million yen). This claim is presently being litigated.

   Our Company is of the opinion that the claims set forth in (1) and (2) above are unjustified and that our Company's assertions will in the future be clearly shown to be correct in a court of law.

Notes on the Consolidated Statement of Income and Loss

Net loss per share ¥1.73

Report of the External Auditor on the Consolidated Financial Statements (Copy)

Independent Auditors' Report

May 25, 2005

Omega Project Holdings Co., Ltd.
The Board of Directors

Kokusai Daiichi Audit Corporation

Designated Auditor Operations Executive	CPA	Yuu Mori (Seal)
Designated Auditor Operations Executive	CPA	Toru Sekimoto (Seal)

The Auditing Corporation, in accordance with Article 19.2.3 of the "Law for Special Exceptions to the Commercial Code with Respect to Audits, etc. of Corporations," has audited the consolidated financial statements, i.e. the Balance Sheet and Statement of Income and Loss of Omega Project Holdings Co., Ltd. for the 30th fiscal year from April 1, 2004 to March 31, 2005. The Company is responsible for the compilation of these consolidated financial statements while the Auditing Corporation's responsibility is to provide its independent opinion on these consolidated financial statements.

Our audits were made in accordance with the auditing standards generally applied in Japan. The auditing standards are those that enable the Auditing Corporation to provide a sound guarantee as to whether or not the Company has disclosed to the Auditing Corporation in its consolidated financial statements all important activities. The audit was performed as a testing audit and examined as a whole the matters set forth in the consolidated financial statements including the Company's accounting policies, the methods applied and the evaluated estimates used by the Company. The Auditing Corporation judges that there is the sound basis required for a clear statement of opinion in respect of the audit results. This audit includes the auditing procedures performed in respect of the Company's subsidiaries where deemed necessary by the Auditing Corporation.

Results of the Audit

The Auditing corporation has determined that the consolidated financial statements stated above comply with the applicable laws and regulations and the Company's Articles of Incorporation and accurately represent the assets and income and loss of the company group comprised of Omega Project Holdings Co., Ltd. and its subsidiaries.

There is no special interest between the Company and the Auditing Corporation or the Auditors required to be notified under the Certified Public Accountants Law.

Report of the Board of Auditors in respect of the Consolidated Financial Statements (Copy)

Auditors' Report in respect of the Consolidated Financial Statements

The Board of Auditors has received from each of the Auditors a report as to their audit method and results in respect of the consolidated financial statements (Consolidated Balance Sheet and Consolidated Statement of Income and Loss) for the 30th fiscal year from April 1, 2004 to March 31, 2005 and, having in consultations prepared this Auditors' Report, do hereby report as follows:

1. Outline of the Auditors' Method of Audit
   Each of the Auditors has performed an audit in accordance with the auditing principles set forth by the Board of Auditors and with due diligence and has received reports and explanation from the Directors and External Auditor in respect of the consolidated financial statements.

2. Audit Results
   The audit method and results of the External Corporate Auditor, Kokusai Daiichi Audit Corporation are sound.

May 27, 2005

Omega Project Holdings Co, Ltd.
The Board of Auditors

Statutory Auditor	Takashi Funazaki	(Seal)
Auditor	Yoshihide Furubiki	(Seal)
Auditor	Takaya Kawada	(Seal)

(Note) Mr. Takashi Funazaki, Yohihide Furubiki and Takaya Kawada are the External Corporate Auditors as stipulated in Article 18, Paragraph 1, of the "Law for Special Exceptions to the Commercial Code with Respect to Audits, etc. of Corporations" in Japan.

Balance Sheet

(As of March 31, 2005)

ASSETS		LIABILITIES	
Item	Amount	Item	Amount
	(Thousand yen)		(Thousand yen)
Current Assets	**4,213,362**	**Current Liabilities**	**512,990**
Cash and deposits	317,060	Accounts payable	109,888
Accounts receivable	1,106,224	Monies payable	123,563
Marketable securities for business investment	1,421,025	New share reservation rights	160,530
Inventories	25,848	Unpaid corporate tax	15,437
Advance payments	929,577	Reserve for settlement of claims	60,000
Unpaid accounts	128,889	Other current liabilities	43,571
Short-term accounts receivable	135,878		
Uncollected non-redeemable consumption tax	43,465	**Fixed liabilities**	**127,969**
Other current assets	147,223	Long-term loans	9,242
Reserve for doubtful accounts	△ 41,831	Reserve for employees' retirement benefits	4,877
Fixed Assets	**1,893,226**	Reserve for Directors' retirement benefits for service	19,617
Tangible fixed assets	3,777	Deferred tax liabilities	93,931
Buildings	2,983	Security Deposits	300
Tools, equipment and	794	**Total Liabilities**	**640,960**
		Shareholders' Equity	

fixtures		Capital stock	1,000,000
Intangible fixed assets	119,745	Additional paid-in capital	5,057,033
Telephone subscription rights	1,950	Capital Reserves	2,001,289
Software	117,795	Income from capital reduction	3,055,743
Investments and Other Assets	1,769,704	Retained earnings	△ 721,433
Investment securities	597,064	Unappropriated loss for this period	721,433
Affiliate's securities	167,300	Unrealized gain on securities	136,915
Affiliate's bonds	321,921	Unrealized gain on other marketable securities	136,915
Long-term loans receivable	943,871	Treasury stock	△ 6,886
Long-term operating receivables	447,059		
Others	152,589	Total Shareholders' Equity	5,465,629
Allowance for doubtful accounts	△ 860,102		
Total Assets	6,106,589	Total Liabilities and Shareholders' Equity	6,106,589

(The figures stated above are rounded down to the nearest thousand yen.)

Statement of Income and Loss

April 1, 2004 to March 31, 2005

Item	Amount	
<<Ordinary Income and Expenses>>	(Thousand yen)	(Thousand yen)
(Operating Income and Expenses)		
Operating income		
Sales		1,361,372
Operating Expenses		
Sales costs	1,664,017	
Trading costs and general administrative expenses	625,074	2,289,091
Operating losses		927,719
(Non-Operating Income and Expenses)		
Non-Operating Income		
Interest received	23,259	
Others	77,390	100,650
Non-Operating Expenses		
Interest payment	34,328	
Depreciation costs for new share issue	12,740	
Others	26,219	73,288
Ordinary losses		900,357
<<Extraordinary income and losses>>		
Extraordinary income		
Income on sales of marketable investment securities	284,725	
Income on reversal of reserve for doubtful accounts	2,984,145	
Others	111,173	3,380,044
Extraordinary losses		
Loss on transfer of debts	3,160,198	
Others	39,701	3,199,899
Net loss pre taxes		720,213
Corporate tax, residence tax, enterprise tax		1,220
Net loss for this fiscal period		721,433
Loss carried over from the previous fiscal period		12,468,520
Deferred loss compensation amount due to capital reduction		12,468,520
Unappropriated loss for this fiscal period		721,433

(The figures stated above are rounded down to the nearest thousand yen.)

Significant Accounting Principles

1. Method of valuation and valuation standards for securities
   (1) Marketable securities
   (1) Shares of subsidiaries and affiliates
   Moving average method cost method.
   (2) Other marketable securities
   Marketable securities: —Marketable securities are stated at market value on the accounts settlement date. (The unrealized gains and losses are reported directly in shareholders' equity and cost is determined by the moving average method.)
   Non-marketable securities: —Non-marketable securities are stated at cost determined by the moving average method.
   (2) Derivative
   Market value method
   (3) Inventories
   Image distribution rights.
   are depreciated over a 12-month depreciation period from the time they are provided for business based on the sum of the years' digit method using the specific cost method.
2. Depreciation method for fixed assets
   (1) Tangible fixed assets
   Depreciated using the declining balance method.
   (2) Intangible fixed assets
   Depreciated using the straight-line method.
   Further software for company use is depreciated using the straight-line method over its use possible period within the company (3-5 years).
3. Deferred assets treatment method
   (1) Corporate bond issue costs
   Equally amortized over each fiscal period over the maximum term (3 years) as stipulated under the Commercial Code Enforcement Regulations.
   (2) Corporate bond issue debentures
   Equally amortized over the corporate bond redemption period.
   (3) New share issue costs
   Treated as total cost at payment.
4. Reserve calculation standards
   (1) Reserve for doubtful accounts
   The reserve for doubtful accounts, in order to provide for irrecoverable loans, is in respect of ordinary loans calculated using the bad debt loss ratio. For loans specified as being doubtful accounts, the predicted irrecoverable amount is calculated based on the possibility of recovery for each individual loan.
   (2) Reserve for settlement of claims
   To provide for losses on claims determined based on the expected amount of loss.
   (3) Reserve for retirement benefits
   To provide retirement benefits for employees based upon the forecast amount of retirement benefit's obligations at the end of the consolidated fiscal year determined by the amount deemed to have arisen in that fiscal year.

(4) Reserve for retirement allowance for Directors

To provide a retirement allowance to Directors for services determined by the amount required to be paid at the end of the fiscal year pursuant to in-house regulations.

The reserve for retirement allowance for Directors is a reserve as stipulated in Article 43 of the Commercial Code Enforcement Regulations.

5. Income and expenses calculation standards

The amount of sales of marketable securities for business investment is the sale of marketable securities for business investment that have been purchased for the purpose of investment growth and is determined by dividends and interest received. The sale price is determined by the securities book value, fees paid and valuation loss.

6. Lease transactions

Financial lease transactions other than those where ownership of the leased property is transferred to the lessee are accounted for in accordance with the method applied to ordinary leases.

7. Accounting for hedges

Interest Rate Swaps

The gain or loss or unrealized gain or loss based on the market value when hedged is accounted for as assets or liabilities by the deferred accounting method until the hedged object gain or loss is realized.

8. Accounting treatment for consumption tax

Consumption tax is accounted for by the tax exclusive method.

Notes on the Balance Sheet

1. Short-term monies receivable from subsidiaries	¥30,833,000
Short-term monies payable from subsidiaries	¥5,121,000
2. Total amount of depreciation on tangible fixed assets	¥4,631,000

3. In addition to the fixed assets stated on the Balance Sheet, there is also OA equipment that is a fixed asset under lease.

4. Guarantee liabilities	¥211,138,000

5. Contingent liabilities

(1) On May 23, 2002 in the Tokyo District Court, Igrec Corporation commenced proceedings in which our Company was named as defendant claiming payment in respect of the sale of television program broadcast airtime (Amount claimed approx. 59 million yen). This claim is presently being litigated.

(2) On December 25, 2002 in the Tokyo District Court, Nihonbungeisha Co., Ltd. commenced proceedings in which our Company was named as defendant claiming compensation for damages related to a publishing agreement (Amount claimed approx. 22 million yen). This claim is presently being litigated.

Our Company is of the opinion that the claims set forth in (1) and (2) above are unjustified and that our Company's assertions will in the future be clearly shown to the correct in a court of law.

6. Limited dividend amount as stipulated under Article 124.3 of the Commercial Code Enforcement Regulations

Increased net asset amount under asset market valuation ¥136,915,000

Notes on the Statement of Income and Loss

1. Trading Amount with Subsidiaries	
Business trading	
(Sales)	¥6,702,000
(Purchase amount of image distribution rights)	¥28,000,000
Trading amount other than business trading	¥507,000
2. Net loss per share	¥1.73

Proposal for the Appropriation of Losses

Appropriation of unapropriated losses for this period

Item	Amount
I Unappropriated losses for this period	721,433,531 yen
To be appropriated as follows.	
II Appropriated amount of losses Reversal of capital reserve	721,433,531
III Carried over losses for the next fiscal period	—

Appropriation of other additional paid-in capital

Item	Amount
I Other additional paid-in capital	3,055,743,346 yen
II Appropriation of other retained surplus capital	—
III Carried over other additional paid-in capital for the next fiscal period	3,055,743,346

Report of the External Auditor on the Audit (Copy)

Independent Auditors' Report

May 25, 2005

Omega Project Holdingss Co., Ltd.
The Board of Directors

Kokusai Daiichi Audit Corporation

Designated Auditor Operations Executive	CPA	Yuu Mori (Seal)
Designated Auditor Operations Executive	CPA	Toru Sekimoto (Seal)

The Auditing Corporation, in accordance with Article 2.1 of the "Law for Special Exceptions to the Commercial Code with Respect to Audits, etc. of Corporations," has audited the financial statements, i.e. the Balance Sheet, Statement of Income and Loss, Business Report (limited to the Accounts related portions), and Proposed Appropriation of Retained Losses together with the attachments thereto (limited to the Accounts related portions) of Omega Project Holdings Co., Ltd. for the 30th fiscal year from April 1, 2004 to March 31, 2005. In respect of the accounting portions of the Business Report and attachments thereto that are the subject of the audit, part of the information stated therein was compiled based upon the books of account of the Company. The Company is responsible for the compilation of these financial statements and the attachments thereto, while the Auditing Corporation's responsibility is to provide its independent opinion on these financial statements and the attachments thereto.
Our audits were made in accordance with the auditing standards generally applied in Japan. The auditing standards are those that enable the Auditing Corporation to provide a sound guarantee as to whether or not the Company has disclosed to the Auditing Corporation all important activities in the Company's financial statements and the attachments thereto. The audit was performed as a testing audit and examined as a whole the matters set forth in the financial statements and attachments thereto including the Company's accounting policies, the methods applied and the evaluated estimates used by the Company. The Auditing Corporation judges that there is the sound basis required for a clear statement of opinion in respect of the audit results. This audit includes the auditing procedures performed in respect of the Company's subsidiaries where deemed necessary by the Auditing Corporation.

The audit results and the opinions of the Auditing Corporation are as follows:

(1) The Balance Sheet and Statement of Income and Loss are in accordance with the applicable laws and regulations and the Company's Articles of Incorporation, and accurately reflect the Company's assets, income and losses.
(2) The Business Report (limited to the Accounts related portions) is in accordance with the applicable laws and regulations and the Company's

Articles of Incorporation, and accurately reflects the Company's assets, income and losses.

(3) The Proposed Appropriation of Losses is in conformity with the applicable laws and regulations and the Company's Articles of Incorporation.

(4) The attachments to the financial statements (limited to the financial statements related portions) contain no items required to be notified under the Commercial Code.

There is no special interest between the Company and the Auditing Corporation or the Auditors required to be notified under the Certified Public Accountants Law.

Report of the Board of Auditors in respect of the Consolidated Financial Statements (Copy)

Auditors' Report in respect of the Consolidated Financial Statements

The Board of Auditors has received from each of the Auditors a report as to their audit method and results in respect of the Directors' execution of their duties for the 30th fiscal year from April 1, 2004 to March 31, 2005 and, having in consultations prepared this Auditors' Report, do hereby report as follows:

1. Outline of the Auditors' Method of Audit

   In preparing this Audit, each of the Auditors has performed an audit in accordance with the auditing principles set forth by the Board of Auditors and with due diligence and in addition to attending the Board of Directors' Meetings and other important meetings have also received business reports from the Directors and made enquiries of these persons concerning the execution of their duties. Important payment documents have been reviewed and the operations and assets of the Head Office and major branches have been examined. Where necessary we have received business reports from the Company's subsidiaries. Further we have received the report and opinions provided by the External Corporate Auditor and conducted a thorough examination of the Company's financial statements and attachments thereto.

   In respect of possible competing dealings by the Directors, conflicts of interest between the Company and the Directors, grants of earnings for no consideration by the Company, any other non-customary dealings between subsidiaries or shareholders and the acquisition or disposal of treasury stock, in addition to the audit methods above, where necessary reports have been received from the Directors and a detailed investigation of said dealings performed.

2. Audit Results

   (1) The audit method and results of the Kokusai Ddaiichi Audit Corporation are sound.

   (2) The Business Report is in accordance with the applicable laws and the Company's Articles of Incorporation and accurately reflects the Company's position.

   (3) In respect of the proposed appropriation of losses, the Company's assets and other relevant matters have been considered and there are no other matters required to be notified.

   (4) The attachments to the financial statements accurately state the matters contained therein and there are no other matters required to be notified.

   (5) The Directors in the execution of their duties have committed no acts of wrongdoing or any substantive breach of any applicable law or the Company's Articles of Incorporation.

   Further in respect of possible competing dealings by the Directors, conflicts of interest between the Company and the Directors, grants of earnings for no consideration by the Company, any other non-customary dealings between subsidiaries or shareholders and the acquisition or disposal of treasury stock, there has been no breach by the Directors of their obligations.

May 27, 2005

Omega Project Holdings Co, Ltd.
The Board of Auditors

Statutory Auditor	Takashi Funazaki	(Seal)
Auditor	Yoshihide Furubiki	(Seal)
Auditor	Takaya Kawada	(Seal)

(Note) Mr. Takashi Funazaki, Yohihide Furubiki and Takaya Kawada are the External Corporate Auditor as stipulated in Article 18, Paragraph 1, of the "Law for Special Exceptions to the Commercial Code with Respect to Audits, etc. of Corporations" in Japan.

Reference document concerning the exercise of voting rights

1. Number of shareholder voting rights

493,396 votes

2. Proposals and reference items

Proposal 1: Approval for proposed processing of losses in 30th period

This proposal is as described on page 30 of the Appended Papers.

In accordance with article 289-1 of the Commercial Code, ¥721,433,531 of capital reserve was assigned to offset losses.

The loss carried forward to the next period will be ¥ 0.

Proposal 2: Partial changes to articles of incorporation

1. Reasons for changes

(1) The present Article 2 (Objectives) of the articles of incorporation is to be changed in order to achieve diversification of our investment operations.

(2) Accompanying the implementation on February 1, 2005 of legislature that partially amends commercial law for the introduction of electronic notification systems (Law No. 87, 2004) and recognizes the use of electronic notification systems, the present Article 4 (notification method) of the articles of incorporation is to be changed as required in order to achieve improved communication and rationalization of administration. Furthermore, along with the introduction of this system, a preliminary notification method is to be established to prepare for any unforeseen circumstances.

(3) In order to promote active exercise of voting rights by shareholders and to handle cases such as when new shares are issued between the end of the fiscal term and the ordinary general meeting of shareholders pertaining to that fiscal term, a new clause 2 of article 10 is to be established and the current clause 2 will become clause 3.

(4) A new clause 4 of article 17 is to be established to clarify requirements regarding the dismissal of directors.

2. Content of changes

The content of changes is as shown below.

(Underlining indicates changed sections)

Current article of incorporation	Proposed change
Section 1: General provisions (Objectives) Article 2: (text of article omitted) 1 to 31: (text of article omitted) (New) 32. All business operations pertaining to these clauses.	Section 1: General provisions (Objectives) Article 2: (Unchanged) 1 to 31: (Unchanged) 32. The purchasing of loans 33. All business operations pertaining to these clauses.
(Notification method) Article 4: Company notifications are to be published in the Nihon Keizai Shimbun.	(Notification method) Article 4: Company notifications are to be carried out by electronic notification. However, in the event of a reason for being unable to carry out notification electronically, notifications are to be published in the Nihon Keizai Shimbun.
Section 2: Shares (Base date) Article 10: Shareholders of this company listed or recorded in the register of shareholders (hereinafter also including real shareholders) as of the date of the settlement of accounts will be able to exercise voting rights at the ordinary general meeting of shareholders pertaining to that settlement term.	Section 2: Shares (Base date) Article 10: (Unchanged)
(New)	2. Regardless of the above stipulation, with advance notification, the board of directors may determine a different date on which shareholders of this company are to be listed or recorded in the register of shareholders in order to be able to exercise voting rights at the ordinary general meeting of shareholders pertaining to that settlement term.

2. In addition to the above clauses, the base date can be determined by prior notification when necessary.	3. In addition to clause 2 above and other situations established in these articles, the base date can be determined by prior notification when necessary.
(Appointments) Article 17: Appointment of directors is to be carried out at a general meeting of shareholders. 2. to 3. Text of article omitted (New)	(Appointments and dismissals) Article 17: Appointment and dismissal of directors is to be carried out at a general meeting of shareholders. 2. to 3. (Unchanged) 4. In regard to determining dismissal in clause 1, this will be carried out when shareholders possessing shares amounting to more than half of the shareholder voting rights are in attendance, wherein two-thirds or more of those voting rights are for that determination.

Proposal 3: Selection and appointment of two directors

Director Noriaki Kondo' s term as director will expire at the conclusion of the general meeting, and directors Kim Minki and Masaaki Aoshima will resign at the conclusion of the general meeting.

We request appointment of two new directors.

We believe the appointment of two new directors to make a total of six directors of our company will strengthen the board of directors and achieve even greater maneuverability in company administration.

The candidates for directors are as shown below.

Candidate No.	Name (Date of birth)	Career outline and status as representative of other companies	No. of Omega Project shares held
1	Yoshiaki Kondo (Born June 20, 1971)	Feb. 2002, representative of Human Doll LLC. (Present post) Jun. 2003, Appointed director of this company (Present post)	—
2	Haruhiko Higuchi (Born Dec. 24, 1953)	Apr. 1979 Joined Tokai Co., Ltd. Jun. 1998 Appointed director of Tokai Co. Ltd Sep. 2001 Established e-Academy Appointed director of e-Academy (Present post) Jun. 2002 Appointed director of Phi Co. Ltd Feb. 2003 Appointed representative director and vice-chairman of Phi Co., Ltd. Jun. 2004 Appointed director and vice-chairman of Phi Co., Ltd. (Present post)	—

(Note) 1. Candidate No. 2, Haruhiko Higuchi, fulfills the requirements of an outside director stipulated by clause 2-7-2 of Commercial Code Law No. 188.

2. There is no special interests in the relationship between the candidates and Omega Project Holdings.

Proposal 4 Selection and appointment of one auditor

Auditor Funazaki will resign at the conclusion of the general meeting, and therefore we request the appointment of an auditor.

Note that the consent of the board of corporate auditors has been obtained in regard to this proposal.

The candidate for auditor is as shown below.

Name (Date of birth)	Career outline and status as representative of other companies	No. of Omega Project shares held
Masayuki Ishii (Born Oct. 26, 1960)	Apr. 1985 Joined Kyocera Corporation Feb. 1988 Joined Orix Corporation Apr. 2001 Reassigned to Kyushu Loan Recovery Co., Ltd, appointed director and CEO Oct. 2003 Joined Kings Capital Asia and appointed vice-president.	—

(Note) 1. The candidate Masayuki Ishii fulfills the requirements of an external auditor stipulated by special clause 18-1 of Commercial Law No. 18 related to auditors of publicly traded companies.

2. There is no special interests in the relationship between the candidate and Omega Project Holdings.

End